Exhibit 99.1
SHARE SUBSCRIPTION AGREEMENT
This Share Subscription Agreement is made on this 13th day of April, 2009 between:
Satyam Computer Services Limited, a company incorporated under the Companies Act, 1956 of India and having its registered office located at 1st Floor, Mayfair Center, S.P. Road, Secunderabad — 500003 (hereinafter referred to as “Satyam” or the “Company”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its respective successors and permitted assigns) of the first part; and
Venturbay Consultants Private Limited, a special purpose vehicle incorporated as a company under the Companies Act, 1956, as amended, and having its corporate office located at Sharada Centre, Erandawane, Pune 411004, India (hereinafter referred to as the “Bidder”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its respective successors and permitted assigns) of the second part; and
Tech Mahindra Limited, an operating company incorporated under the Companies Act, 1956, as amended, and having its registered office located at Gateway building, Appolo Bunder, Mumbai 400001, India (hereinafter referred to as the “Controlling Shareholder”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its respective successors and permitted assigns) as the confirming party.
Satyam and the Bidder are hereinafter collectively referred to as the “Parties” and individually as a “Party”.
WHEREAS:
(A)	Satyam is a public limited company engaged in the business of information technology consulting services and business process outsourcing services. The equity shares of Satyam are listed on the Bombay Stock Exchange Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”). The American Depositary Shares, each representing two equity shares of the Company (“ADSs”), are traded on the New York Stock Exchange (“NYSE”) and the NYSE Euronext’s Amsterdam exchange.

(B)	The Bidder is a company engaged in the business of providing programming and software solution, IT, networking and consultancy services. The Controlling Shareholder holds 100% stake in the Bidder. The Controlling Shareholder is a company engaged in the business of IT solutions for the communications industry.

(C)	Pursuant to the proceedings instituted by the Union of India before the Hon’ble Company Law Board (“CLB”) under Sections 388B, 397 and 398 read with Sections 401 to 408 of the Companies Act, 1956, the CLB on January 9, 2009, suspended the then existing Board and passed orders directing the Government of India to nominate up to ten (10) directors on the Board.

(D)	In addition, the CLB passed an order on February 19, 2009, permitting Satyam to (i) introduce a new promoter into Satyam; (ii) enhance the authorized Share Capital of Satyam and to make a preferential allotment of equity shares to an investor without seeking the consent of shareholders; and (iii) to infuse fresh capital into Satyam by way of such preferential allotment of Shares in favour of such investor.

(E)	In keeping with the order of the CLB and the relaxations granted by the Securities and Exchange Board of India (“SEBI”), the Company had commenced a competitive bidding process for the purpose of selecting a new promoter or investor into the Company (“Bid Process”). The Company launched the Bid Process and issued a press release announcing the same on March 9, 2009. The Bid Process includes the selection of a successful bidder to subscribe to such number of Shares that would immediately following the allotment represent 31% of the Enhanced Share Capital of the Company through a preferential allotment of equity shares (the “Preferential Allotment”), make a consequent public offer under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Public Offer”) and if, upon closing of the Public Offer, the investor has acquired less than 51% of the Enhanced Share Capital pursuant to the Preferential Allotment and the Public Offer, at the successful bidder’s option, subscribe to a subsequent preferential allotment (“Subsequent Preferential Allotment”) in accordance with the provisions hereof (collectively the “Proposed Transaction”).

(F)	The Bidder has been selected to be the successful bidder based on the Bidding Process conducted by the Company.

(G)	The Company and the Bidder are now desirous of entering into this Agreement whereby, subject to the terms and conditions set forth herein, the Bidder agrees to subscribe to the Subscription Shares (as hereinafter defined) and the Company agrees to issue and allot the Subscription Shares to the Bidder.

(H)	The Company, the Bidder, the Controlling Shareholder and the Escrow Agent have executed a Subscription Escrow Agreement of even date for purposes of hold and release of the Initial Subscription Amount.

(I)	The Controlling Shareholder of the Bidder has provided a parent performance guarantee dated April 10, 2009 as required by the Company.
NOW, THEREFORE, in consideration of the foregoing and the covenants hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1.	Definitions

In addition to the words and expressions defined elsewhere, the following capitalized words and expressions unless the context otherwise requires, shall have the following respective meanings:

“Act” shall mean the Companies Act, 1956 including any amendment thereto or re-enactment thereof;

“Additional Shares” shall have the meaning ascribed to it in Clause 2.2;

“ADSs” shall have the meaning ascribed to it in Recital A;

“Affiliate” shall mean, as applied to any person, any other person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified person;

“Agreement” shall mean this share subscription agreement together with all the annexures attached hereto, as amended from time to time in accordance with the terms hereof;

“Articles” shall mean the articles of association of the Company;

“Authorized Representatives” in relation to a Party shall have the same meaning as ascribed to the term in the Subscription Escrow Agreement;

“Beneficially Owned” shall have the meaning provided in Rule 13d-3 under the Exchange Act;

“Bidder” shall have the meaning ascribed to it in the Preamble;

“Bidder Nominees” shall mean the nominees of the Bidder (not exceeding ten in number) to be appointed on the Board at the time of First Closing, as indicated in its technical bid submitted to the Company under the Bid Process;

“Board” shall mean the board of directors of Satyam from time to time;

“BSE” shall have the meaning ascribed to it in Recital A;

“Business Day” shall mean a day, except public holidays, Saturdays and Sundays, on which banks are generally open for business in Mumbai;

“CLB” shall have the meaning ascribed to it in Recital C;

“CLB Approval” shall mean the approval of the CLB, (a) for the Preferential Allotment and the Subsequent Preferential Allotment, as indicated in its order dated February 19, 2009; and (b) appointment of the Bidder Nominees on the Board as indicated in Clause 4.1(c);

“Closing” shall mean First Closing and Second Closing, if any;

“Company” shall have the meaning ascribed to it in the Preamble;

“Control” shall have the meaning provided in the Takeover Regulations and the words “Controlling” and “Controlled” shall be interpreted accordingly;

“Controlling Shareholder” shall have the meaning ascribed to it in the Preamble;

“Encumbrance” shall mean (i) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, (ii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, refusal or transfer restriction in favor of any person, and (iii) any adverse claim as to title, possession or use;

“Enhanced Share Capital” with respect to the issue and allotment of the Initial Shares means the Company’s share capital (excluding any instruments convertible into the Company’s share capital), after giving effect to the issue and allotment of the Initial Shares. With respect to the

Public Offer, the term “Enhanced Share Capital” includes the Initial Shares (including any instruments convertible into the Company’s share capital in accordance with the Takeover Regulations). With respect to the issue and allotment of the Additional Shares, if any, the term “Enhanced Share Capital” includes the Additional Shares (including any instruments convertible into the Company’s share capital), if any, on a fully diluted basis;

“Escrow Agent” shall mean the escrow agent appointed in terms of the Subscription Escrow Agreement;

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended;

“First Closing” shall mean the completion of the issue and allotment of the Initial Shares to the Bidder as contemplated in Clause 5.1;

“First Closing Date” shall mean the date on which the First Closing occurs;

“IAI” shall mean an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act with total assets in excess of US$150 million;

“Initial Shares” shall have the meaning ascribed to it in Clause 2.1;

“Indemnified Party” shall have the meaning ascribed to it in Clause 7.1;

“Initial Subscription Amount” shall have the meaning ascribed to it in Clause 2.1;

“Law” shall mean all domestic and foreign statutes, treaties, conventions, ordinances, rules, bye-laws, regulations, notifications, guidelines, policies, directions, directives and orders of any court, tribunal, government or statutory authority or stock exchange;

“Listing Agreement” shall mean the listing agreement executed by the Company with the BSE and NSE;

“Long Stop Date” shall have the meaning ascribed to it in Clause 10.4;

“NSE” shall have the meaning ascribed to it in Recital A;

“NYSE” shall have the meaning ascribed to it in the Recital A;

“Party or Parties” shall have the meaning ascribed to it in the Preamble;

“Preferential Allotment” shall have the meaning ascribed to it in Recital E;

“Proposed Transaction” shall have the meaning ascribed to it in Recital E;

“Public Offer” shall have the meaning as ascribed to it in Recital E;

“Public Offer Escrow Account” shall refer to the Public Offer escrow account to be opened by the Bidder and the persons acting in concert with it in accordance with the Takeover Regulations;

“QIB” shall mean a “qualified institutional buyer” as defined in Rule 144A;

“Qualified Expenses” shall mean the fees, including other out of pocket expenses, of Goldman Sachs (India) Private Limited, Avendus Capital Private Limited, Latham & Watkins LLP and Amarchand & Mangaldas & Suresh A. Shroff & Co., as per their respective engagement letters, for any work undertaken in relation to the Proposed Transaction, the bid preparation and conduct of the Bid Process incurred by them in the discharge of their duties;

“Regulation S” shall mean Regulation S promulgated under the Securities Act;

“Representative(s)” shall mean any director, officer, employee, agent or advisor (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors);

“Satyam” shall have the meaning ascribed to it in the Preamble;

“SEBI” shall have the meaning ascribed to it in Recital E;

“SEBI Approval” shall mean the final approval of the SEBI granting the relaxations specified in its in-principle approval dated March 3, 2009, and restated in Annexure II to the letter submitted to SEBI by the Company on March 24, 2009, in connection with the Proposed Transaction;

“SEBI DIP Guidelines” shall mean the SEBI (Disclosure and Investor Protection) Guidelines, 2000;

“SEC” shall mean the United States Securities and Exchange Commission;

“Second Closing” shall mean the completion of the issue and allotment of the Additional Shares, if any, to the Bidder as contemplated in Clause 5.5;

“Second Closing Date” shall mean the date on which the Second Closing occurs;

“Second Subscription Amount” shall have the meaning ascribed to it in Clause 4.2(d);

“Securities Act” shall mean the United States Securities Act of 1933, as amended;

“Shares” shall mean equity shares in the Share Capital having a face value of Rs. 2 (Rs. Two) each;

“Share Capital” shall mean the issued, subscribed and paid-up capital of Satyam from time to time;

“Subscription Escrow Account” shall mean the escrow account to be opened, maintained and operated in accordance with the terms of the Subscription Escrow Agreement;

“Subscription Escrow Agreement” shall mean the escrow agreement of even date executed amongst the Escrow Agent, the Bidder, the Company and the Controlling Shareholder in the form attached hereto as Annexure A;

“Subsequent Preferential Allotment” shall have the meaning ascribed to it in Recital E;

“Subscription Shares” shall mean the Initial Shares and the Additional Shares, if any;

“Takeover Regulations” shall mean the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997;

“Tax” or “Taxes” shall include income tax, capital gains tax and all other applicable taxes, duties, cesses, levies, imposts, rates and other public demands of every nature whatsoever, recoverable or payable under or by reason of any Law for the time being in force;

“Total Acquisition Fund” shall mean (i) the Initial Subscription Amount; and (ii) the amounts required to be deposited in the Public Offer Escrow Account for the Public Offer in accordance with the provisions of the Takeover Regulations;

“U.S. Person” shall mean “U.S. person” as defined in Regulation S; and

“Working Day” shall have the meaning ascribed to it in the Takeover Regulations.

1.2.	Interpretation

Unless the context of this Agreement otherwise requires:
(a)	words of any gender are deemed to include those of other gender;

(b)	reference to a singular includes a reference to the plural and vice versa;

(c)	reference to any person includes a reference to any legal or natural person, partnership (whether limited or unlimited), proprietorship, Hindu undivided family, trust, union, association, firm, company, government or local authority, department or any other entity that may be treated as a person under applicable Law;

(d)	reference to an individual includes a reference to the legal representative, successor, assign, legal heir, executor and administrator of such individual;

(e)	reference to a statute or a statutory provision shall be construed as meaning and including references also to any amendment or re-enactment (whether before or after the date of this Agreement) for the time being in force and to all statutory instruments or orders made pursuant to statutory provisions;

(f)	reference to any clause or annexure shall be deemed to be a reference to a clause or annexure of this Agreement;

(g)	the terms ‘hereof’, ‘herein’, ‘hereby’, ‘hereto’, and derivative or similar words refer to this Agreement or specified clauses of the Agreement as the case may be; and

(h)	whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

(i)	The headings contained in this Agreement are only for the convenience of the Parties and shall not affect the meaning or interpretation of any of the clauses or annexures of this Agreement.

2.	SUBSCRIPTION OF THE INITIAL SHARES AND ADDITIONAL SHARES
2.1	Subject to fulfillment or due waiver of the conditions precedent specified in Clauses 4.1 and 4.1A and the terms specified in this Agreement, at the First Closing, the Company shall issue and allot to the Bidder, and the Bidder shall subscribe to and acquire 30,27,64,327 (Thirty Crores Twenty- Seven Lakhs Sixty-Four Thousand Three Hundred and Twenty-Seven Only) Shares, representing thirty-one percent (31%) of the Enhanced Share Capital of the Company (“Initial Shares”) at Rs 58 per Share aggregating to Rs. 1756,03,30,966/- (Seventeen Hundred Fifty Six Crores Three Lakhs Thirty Thousand Nine Hundred and Sixty Six) (“Initial Subscription Amount”). The Bidder shall deposit the Initial Subscription Amount in the Subscription Escrow Account within four (4) Business Days of being declared as the successful bidder in terms of the Bid Process. It is hereby clarified that the term successful bidder as used herein includes any bidder who is declared and notified in writing to be a successful bidder by the Board consequent to a default of a previous successful bidder in complying with its obligation under the terms of the Bid Process. The Parties agree that the Initial Subscription Amount shall be held by the Escrow Agent in terms of and in accordance with the Subscription Escrow Agreement.

2.2	Subject to fulfillment or due waiver of the conditions precedent specified in Clauses 4.2 and 4.2A and the terms specified in this Agreement, at the Second Closing, if applicable, the Company shall issue and allot to the Bidder, and the Bidder shall subscribe to and acquire such number of Shares of the Company as may have been notified to the Company by the Bidder in writing, at the same price per Share at which the Initial Shares have been subscribed to, which Shares together with the Initial Shares and the Shares acquired in the Public Offer by the Bidder shall not exceed 51% of the Enhanced Share Capital of the Company on a fully diluted basis, immediately following such issue and allotment (“Additional Shares”). For avoidance of doubt, it is clarified that by declaring its intention to exercise its option to subscribe to the Additional Shares in the Public Offer documents, the Bidder shall be under no obligation to subscribe to any or all such Additional Shares unless the Bidder has indicated to the Company, its interest in writing, to subscribe to any or all such Additional Shares in accordance with the terms of this Agreement.

2.3	The Subscription Shares shall rank pari passu in all respects with the existing Shares of the Company with reference to all the rights and benefits including voting rights, rights to dividends, stock splits, bonus issuance and rights issuance.

2.4	All amounts to be paid in Indian Rupees by the Bidder under this Agreement shall be paid by wire transfer of immediately available funds.

3.	REPRESENTATIONS, ACKNOWLEDGEMENTS AND WARRANTIES
3.1	The Bidder hereby represent and warrant to the Company, as of each of the date hereof, the First Closing Date, the commencement date of the Public Offer, the closing date of the Public Offer and the Second Closing Date, if any, as follows:-
(a)	The Bidder is a company duly organized and validly existing under the laws of India .

(b)	The Bidder has full corporate power, authority and legal right to enter into and perform its obligations under this Agreement and to consummate the Proposed Transaction.

(c)	The execution, delivery and performance by the Bidder of this Agreement and obligation of the Bidder in respect of the Proposed Transaction have been duly authorized and approved by all necessary corporate and organizational action, including board and shareholder consents (if required), and no other corporate proceedings on the part of the Bidder or the Controlling Shareholder or their respective shareholders are necessary to approve and authorize the execution, delivery and performance of this Agreement and the Proposed Transaction.
(d)	This Agreement has been duly executed and delivered by the Bidder and is a legal, valid and binding obligation of the Bidder, enforceable against the Bidder in accordance with its terms.

(e)	The execution, delivery and performance by the Bidder of this Agreement and the consummation of the Proposed Transaction and the fulfillment of the terms hereof, do not and will not, directly or indirectly (i) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by: (x) any of the terms of the certificate of incorporation, memorandum of association, or articles of association or similar organizational document of the Bidder or any resolution adopted by the board of directors or shareholders of the Bidder; or (y) any contract to which the Bidder is a party or by which it is bound; or (z) any Law or other legal requirement of any government authority applicable to the Bidder; (ii) result in the creation or imposition of any Encumbrance or restriction in favor of any person upon the properties or assets of the Company; or (iii) cause the Company to become subject to, or become liable for the payment of, any Taxes other than stamp duties payable under applicable Laws.

(f)	Except for the governmental and regulatory approvals listed in Annexure B and Annexure C hereto to the knowledge of the Bidder as of April 13, 2009, no other governmental or regulatory approval is required to be obtained or made by it prior to the First Closing Date or Second Closing Date, if any, in connection with the execution, delivery and performance of this Agreement or the consummation of the Preferential Allotment and Subsequent Preferential Allotment, respectively. For avoidance of doubt, it is clarified that the governmental and regulatory approvals referred to in this clause include any foreign investment related approvals under applicable Laws but does not include any governmental or regulatory approvals required for the Public Offer.

(g)	The Bidder has not by any means leveraged, or granted any security interest in, the balance sheet, assets or cash flows of the Company in favour of any financier or lender for purposes of funding the Proposed Transaction.

(h)	The Bidder, either alone or together with its Representatives, has such knowledge, sophistication and experience in financial, business and investment matters that it is capable of evaluating the merits and risks of the prospective investment in the Subscription Shares and has evaluated the merits and risks of such investment.

(i)	The Bidder acknowledges that it (i) has conducted an independent review of the financial condition, results of operations, liquidity, assets, liabilities, properties and operations of the Company and its subsidiaries based on information available in the public domain, (ii) has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in connection herewith to the extent it has deemed necessary, (iii) has participated in the documentary due diligence provided by the Company which was without any representations or assurances on the accuracy of the information provided and (iv) has reviewed all information that it believes is necessary or appropriate in connection with the investment. Accordingly, the Bidder in making its determination to execute, deliver and perform this Agreement or proceed with the Proposed Transaction has relied on its own independent review and judgment.
(j)	In connection with the independent review by the Bidder of the Company, the Bidder may have inspected or viewed certain projections, forward-looking statements and other forecasts and certain business plan information of the Company. This information has been shared without any representation or assurance on its accuracy. The Bidder acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Bidder is familiar with taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, and that the Bidder shall have no claim against the Company or its Representatives with respect thereto. Accordingly, the Bidder acknowledges that the Company and its Representatives have not made any representation or warranty with respect thereto, and the Bidder’s judgment in entering into the Proposed Transaction is not dependent on, such estimates, projections, forecasts or plans.

(k)	The Bidder understands and acknowledges that (i) the Subscription Shares have not been registered under the Securities Act, or any other applicable securities Laws, (ii) the Subscription Shares are being offered for sale by the Company in transactions not requiring registration under the Securities Act, and (iii) the Subscription Shares may not be offered, sold, pledged or otherwise transferred by the Bidder in the United States except in compliance with the registration requirements of the Securities Act or exemptions thereunder, or any other applicable securities Laws, pursuant to an exemption therefrom or in a transaction not subject thereto and in accordance with the restrictions and requirements set forth in this Agreement.

(l)	The Subscription Shares to be received by the Bidder will be acquired for investment purposes for the Bidder’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof. The Bidder does not presently have any agreement or understanding, directly or indirectly, with any person to distribute the Subscription Shares or any other securities of the Company, and is not a member of a group under Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder.

(m)	At the time the Bidder or the Controlling Shareholder was offered the Subscription Shares, the Bidder, the Controlling Shareholder, and any other shareholder of the Bidder was not, and at the date hereof the Bidder, the Controlling Shareholder and any other shareholder of the Bidder is not, a U.S. Person, nor is the Bidder or the Controlling Shareholder acting on behalf or for the account or benefit of any U.S. Person and the Bidder is subscribing for the Subscription Shares in an “offshore transaction” as that term is defined in Regulation S. Each of the Bidder and the Controlling Shareholder understands and acknowledges that until the expiration of forty (40) days after the Closing, no Subscription Shares may be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of a U.S. Person.

(n)	Each of the Bidder and the Controlling Shareholder hereby acknowledges and agrees that the representations and warranties by the Company set forth in Clause 3.2 constitute the sole and exclusive representations and warranties of the Company to Bidder in connection with the Proposed Transaction, and the Company does not make any other representation or warranty, express or implied, in connection with (a) the issue and allotment of the Subscription Shares, (b) any information provided to the Bidder or the Controlling Shareholder by the Company, the Board or any of their Representatives during the Bid Process, (c) the Proposed Transaction, or (d) the affairs, activities or assets of the Company or any of its Affiliates and each of the Bidder and Controlling Shareholder understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied are specifically disclaimed by the Company.
(o)	Each of the Bidder and the Controlling Shareholder acknowledges that (a) the Company’s previous statutory auditors, Price Waterhouse, have publicly stated that that their report and opinions on the Company’s financial statement since June 2000 cannot be relied upon (b) in the absence of an alternative, the Company has provided the Bidder and / or the Controlling Shareholder certain financial information including for the third quarter of FY 2008-09 and profit and loss account for the month of January and February, 2009, (c) such financial data is unaudited and has not been subjected to any review by auditors and (d) such financial data may be subject to material change and may not be relied upon. The Bidder and Controlling Shareholder also acknowledge that they have read the letter dated January 7, 2009 issued by ex-chairman of the Company making confession of the financial mis-statements in the Company’s accounts.
3.2	The Company hereby represents as of each of the date hereof, the First Closing Date, the commencement date of the Public Offer, the closing date of the Public Offer and the Second Closing Date, if any, to the Bidder that:
(a)	The Initial Shares and the Additional Shares, if any, when issued and allotted under this Agreement, will be duly authorized and validly issued under applicable Laws including in particular in accordance with the CLB Approval and the SEBI Approval, and shall be free and clear of any and all Encumbrances.

(b)	The Company is a company duly organized and validly existing under the laws of India.

(c)	The authorized share capital of the Company as on April 13, 2009 is Rs. 280,00,00,000 (Rupees Two Hundred and Eighty Crores) divided into 140,00,00,000 (One Hundred and Forty Crores) Shares of Rs. 2 each. The total issued and paid up share capital of the Company as on April 13, 2009 is Rs 134, 77, 89, 584 (Rupees One Hundred Thirty Four Crores Seventy Seven Lakhs Eighty Nine Thousand, Five Hundred and Eighty Four) divided into 67, 38, 94, 792 (Sixty Seven Crores Thirty Eight Lakhs Ninety Four Thousand and Seven Hundred and Ninety Two) Shares of Rs. 2 each.

(d)	The Company has full corporate power, authority and legal right to enter into and perform its obligations under this Agreement and to consummate the Preferential Allotment and Subsequent Preferential Allotment, if any.

(e)	The execution, delivery and performance of this Agreement by the Company have been duly authorized and approved by all necessary corporate and organizational action, and no other corporate proceedings, consents or approvals on the part of it or its shareholders or any other person, including, without limitation, any approval or consent from the Ministry of Company Affairs, Government of India, are necessary to approve and authorize the execution, delivery and performance of this Agreement and the Proposed

Transaction. This Agreement has been duly executed and delivered by the Company and is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
(f)	The execution, delivery and performance of this Agreement by it and the consummation of the Preferential Allotment and Subsequent Preferential Allotment, if any and the fulfillment of the terms hereof, do not and will not, directly or indirectly (i) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by: (x) any of the terms of the certificate of incorporation, memorandum of association, Articles, or any resolution adopted by its Board or shareholders; or (y) any Law or other legal requirement of any government authority applicable to it; (ii) result in the creation or imposition of any Encumbrance or restriction in favor of any person upon the properties or assets of the Company.

(g)	Except for the governmental approval and regulatory approvals listed in Clauses 4.1 (c), (d), (e) and (f) and Clauses 4.2 (f) and (g), to the knowledge of the Company, no other governmental and regulatory approval is required to be obtained by it prior to the First Closing Date or Second Closing Date, if any, in connection with the execution, delivery and performance of this Agreement or the consummation of the Preferential Allotment and Subsequent Preferential Allotment, if any.

(h)	Except as disclosed in Annexure D, as on April 13, 2009, there are no options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from, or registration by, the Company of any of its Shares.

(i)	The Subscription Shares shall rank pari passu in all respects with the existing Shares of the Company with reference to all the rights and benefits including voting rights, rights to dividends, stock splits, bonus issuance and rights issuance.

(j)	The Subscription Shares have not been registered and no process for registration of the Subscription Shares has been initiated under the Securities Act, or any other applicable securities Laws, and (ii) the Subscription Shares are being offered for sale in transactions that are not subject to or are exempt from the registration requirements of the Securities Act or any other applicable securities Laws. The Company is a “foreign private issuer”’ as defined in Rule 3b-4 under the Exchange Act.

(k)	Based solely on the Global Shareholder Identification Report dated March 2009, which was made available to the Bidder and the Controlling Shareholder by the Company on the virtual data room maintained in connection with the Proposed Transaction and reviewed by the Bidder and the Controlling Shareholder (the “Global Shareholder Report”), and assuming the accuracy of the information contained in the Global Shareholder Report, as of March 11, 2009, the Public Offer would be eligible for “Tier II” exemptive relief as provided in Rule 14d-1(d) of the Exchange Act.

(l)	The Company acknowledges and agrees that the representations and warranties by the Bidder and the Controlling Shareholder expressly and specifically set forth in Clause 3.1 of this Agreement constitute the sole and exclusive representations and warranties of the Bidder and the Controlling Shareholder to the Company in connection with this Agreement.

4.	CONDITIONS PRECEDENT
4.1	The obligation of the Company to issue and allot the Initial Shares in favour of the Bidder shall be conditional upon the fulfillment (or, where permissible under applicable Law, waiver by the Company in its sole discretion) of the following conditions precedent, in each case, to the satisfaction of the Company in its sole discretion. It is hereby clarified that the conditions precedent in Clauses 4.1(b), (c). (d), (e), (f) and (h) cannot be waived by the Company.
(a)	The Initial Subscription Amount shall have been deposited by the Bidder into the Subscription Escrow Account to be opened in accordance with the terms of the Subscription Escrow Agreement and the Bidder shall have deposited the requisite amounts in the Public Offer Escrow Account as required under the Takeover Regulations for the Public Offer;

(b)	All consents, approvals, authorizations, exemptions and actions of, filings with and notices to any government or regulatory authority as listed in Annexure B or otherwise required by the Bidder to subscribe to the Initial Shares and consummate the First Closing shall have been obtained and be in full force and effect and evidence thereof delivered to the Company. For avoidance of doubt it is hereby clarified that the responsibility to make filings needed for any foreign investment related approvals under applicable Laws shall be that of Bidder and not the Company and the governmental or regulatory approvals listed in Annexure B shall not include any such approval required for the Public Offer;

(c)	The Company shall have received the CLB Approval and such approval shall be in force and effect. For the avoidance of doubt, it is hereby clarified that the CLB Approval shall include the approval for appointment of Bidder Nominees only if the Bidder has (a) provided the names of the persons who are to be appointed as Bidder Nominees at the First Closing in its technical bid submitted to the Company during the Bid Process; and (b) deposited in cash 100% consideration for the Public Offer assuming full acceptances in the Public Offer Escrow Account as required under the Takeover Regulations.

(d)	The Company shall have received the SEBI Approval and such approval shall be in force and effect;

(e)	The Company shall have obtained the in-principle approval from the BSE and NSE for purposes of allotment and listing of the Initial Shares and the Bidder shall have provided the Company the requisite documents for the same and such approval shall be in force and effect;

(f)	All filings and approvals, if any, required under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the merger control Laws and rules of applicable jurisdictions required for the Preferential Allotment shall have been obtained or made and be in full force and effect and evidence thereof delivered to the Company and all mandatory applicable waiting periods for the Preferential Allotment, if any, shall have expired.

(g)	All of the representations and warranties made by the Bidder on behalf of itself and its shareholders and the Controlling Shareholder contained in this Agreement shall be true in all material respects as of the date hereof and at and as of the time of the First Closing as though such representations and warranties were made at and as of such time;

(h)	Since the date of this Agreement, there must not have been any judgment, order, injunction or similar restraint or prohibition (whether preliminary or final) that has, in the sole and absolute judgment of the Company, the effect of making illegal the Proposed Transaction; and

(i)	Since the date of this Agreement, there must not have been commenced by or against the Bidder, the Controlling Shareholder and/or the Company, any proceeding involving any challenge to, or seeking damages or other relief in connection with the Proposed Transaction that would be reasonably likely to have, in the judgment of the Company, the effect of preventing, delaying, or otherwise interfering with the Proposed Transaction.
4.1A	The obligation of the Bidder to subscribe to the Initial Shares shall be conditional upon the fulfillment of the following conditions precedent.
(a)	All consents, approvals, authorizations, exemptions and actions of, filings with and notices to any government or regulatory authority as listed in Annexure B or otherwise required by the Bidder to subscribe to the Initial Shares and consummate the First Closing (including approvals, if any, required under the HSR Act for the Preferential Allotment) shall have been obtained by the Bidder and be in full force and effect;

(b)	The Company shall have received the CLB Approval and such approval shall be in force and effect and evidence thereof delivered to the Bidder;

(c)	The Company shall have received the SEBI Approval and such approval shall be in force and effect and evidence thereof delivered to the Bidder; and

(d)	The Company shall have obtained the in-principle approval from, BSE and NSE for purposes of allotment and listing of the Initial Shares and such approval shall be in force and effect and evidence thereof delivered to the Bidder.
4.2	The issue and allotment of the Additional Shares in favour of the Bidder shall be conditional upon the fulfillment (or, where permissible under applicable Law, waiver by the Company in its sole discretion) of the following conditions precedent, in each case, to the satisfaction of the Company in its sole discretion. It is hereby clarified that the conditions precedent in Clauses 4.2(b), (e), (f), (g) and (i) cannot be waived by the Company
(a)	The Bidder shall have disclosed in the Public Offer documents its intention to exercise its option (at its discretion) to subscribe to any or all of the Additional Shares;

(b)	The Bidder shall have made the Public Offer in compliance with all applicable Laws, including the Takeover Regulations and, if applicable the Laws of the United States, including the applicable requirements of Sections 10(b), 13(e), 14(d) and 14(e) of the Exchange Act, and the applicable rules promulgated thereunder taking into account any exemption order, no-action letters or other similar relief obtained by the Company or the Bidder, and a copy of the certificate of the merchant banker under Regulation 24(7) of the Takeover Regulations shall have been provided to the Company;

(c)	The Bidder, having made a Public Offer as required under the Takeover Regulations, shall have acquired less than 51% of the Enhanced Share Capital (on a fully diluted basis) of the Company pursuant to the Preferential Allotment and the Public Offer and shall have indicated to the Company, its interest in writing, to subscribe to the Additional Shares within the expiry of seven (7) calendar days from the date of the closure of the twenty day offer period of the Public Offer under the Takeover Regulations.;
(d)	The Company shall have received the subscription amount payable by the Bidder for the Additional Shares (the “Second Subscription Amount”) in the bank account specified in Annexure E hereto within a period of three (3) calendar days from the date the Bidder intimates to the Company that it has acquired less than 51% of the Enhanced Share Capital (on a fully diluted basis) and exercises the option to subscribe to any or all of the Additional Shares;

(e)	All consents, approvals, authorizations, exemptions and actions of, filings with and notices to any government or regulatory authority required by the Bidder to subscribe to the Additional Shares and consummate the Second Closing as listed in Annexure C or otherwise required by the Bidder shall have been obtained and be in full force and effect and evidence thereof delivered to the Company. For avoidance of doubt it is hereby clarified that the responsibility to make filings needed for any foreign investment related approvals under applicable Laws shall be that of the Bidder and not the Company;

(f)	The Company shall have obtained the in-principle approval from the BSE and NSE for purposes of allotment of the Additional Shares and the Bidder shall have provided the requisite documents for the same and such approval shall be in force and effect and evidence thereof delivered to the Bidder;

(g)	All filings and approvals, if any, required under the HSR Act and the merger control laws and rules of applicable jurisdictions required to consummate the Second Closing shall have been obtained or made and be in full force and effect and all mandatory applicable waiting periods for the Subsequent Preferential Allotment, if any, shall have expired.

(h)	All of representations and warranties made by the Bidder on behalf of itself and its shareholders and the Controlling Shareholder contained in this Agreement shall be true in all material respects as of the date hereof and at and as of the time of the Second Closing as though such representations and warranties were made at and as of such time;

(i)	Since the date of this Agreement, there must not have been any judgment, order, injunction or similar restraint or prohibition (whether preliminary or final) that has, in the sole and absolute judgment of the Company, the effect of making illegal the Proposed Transaction; and

(j)	Since the date of this Agreement, there must not have been commenced by or against the Bidder, the Controlling Shareholder and / or the Company, any proceeding involving any challenge to, or seeking damages or other relief in connection with the Proposed Transaction that would be reasonably likely to have, in the judgment of the Company, the effect of preventing, delaying, or otherwise interfering with the Proposed Transaction
4.2A	The obligation of the Bidder to subscribe to the Additional Shares shall be conditional upon the fulfillment of the following conditions precedent.
(a)	All consents, approvals, authorizations, exemptions and actions of, filings with and notices to any government or regulatory authority as listed in Annexure C or otherwise required by the Bidder to subscribe to the Additional Shares and consummate the Second Closing shall have been obtained and be in full force and effect; and
(b)	The Company shall have obtained the in-principle approval from, BSE and NSE for purposes of allotment and listing of the Additional Shares and such approval shall be in force and effect and evidence thereof delivered to the Bidder.
4.3	Pre Closing actions:
(a)	The Bidder shall use its best efforts to ensure that the conditions precedent in Clauses 4.1 and 4.2 are satisfied as soon as practicable after the date of this Agreement.

(b)	The Company shall use its best efforts to ensure that the conditions precedent in Clauses 4.1A and 4.2A are satisfied as soon as practicable after the date of this Agreement, provided the Bidder has furnished the requisite documents for the same.

(c)	On satisfaction or due waiver of each of the conditions precedent as specified in Clause 4.1, the Company shall promptly (and no later than one calendar day following the satisfaction of the last such condition precedent theretofore not satisfied or waived) give a written satisfaction notice (executed by its Authorized Representative) to the Bidder and the Escrow Agent (“Company First Closing CP Satisfaction Notice”) in the format identical to that provided in Annexure F. On satisfaction of each of the conditions precedent as specified in Clause 4.1A, the Bidder shall promptly (and no later than one calendar day following the satisfaction of the last such condition precedent theretofore not satisfied) give a written satisfaction notice (executed by its Authorized Representative) to the Company and the Escrow Agent (“Bidder First Closing CP Satisfaction Notice”) in the format identical to that provided in Annexure G.

(d)	On satisfaction or due waiver of each of the conditions precedent as specified in Clause 4.2, the Company shall promptly (and no later than one calendar day following the satisfaction of the last such condition precedent theretofore not satisfied or waived) give a written satisfaction notice to the Bidder (“Company Second Closing CP Satisfaction Notice”) in the format identical to that provided in Annexure H. On satisfaction of each of the conditions precedent as specified in Clause 4.2A, the Bidder shall promptly (and no later than one calendar day following the satisfaction of the last such condition precedent theretofore not satisfied) give a written satisfaction notice to the Company (“Bidder Second Closing CP Satisfaction Notice”) in the format identical to that provided in Annexure I.

5.	CLOSING
5.1	The First Closing shall take place at the registered office of the Company or at such other location as the Parties may mutually agree, within 3 (three) Business Days following the issue of the Company First Closing CP Satisfaction Notice and the Bidder First Closing CP Satisfaction Notice but in any event no later than the Long Stop Date, or on such other date as the Parties may mutually agree in writing. At the First Closing, the following actions shall occur in the following sequence:
(a)	The Company shall confirm receipt of the Initial Subscription Amount to the Bidder and the Escrow Agent;

(b)	The Bidder shall pay and discharge all the Qualified Expenses (as notified by the Company in writing two calendar days prior to the proposed First Closing Date); and

(c)	The Company shall promptly convene a meeting of its Board to (i) issue and allot the Initial Shares to the Bidder and (ii) appoint Bidder Nominees as approved by the CLB as additional directors of the Company.
5.2	Following the First Closing, the Company shall immediately take such steps as are necessary to obtain the final approval of the BSE and NSE for the listing and trading of the Initial Shares and its credit in the demat account of the Bidder. The Company shall also file all necessary forms in respect of allotment of the Initial Shares to the Bidder under the Act.

5.3	The Second Closing, if any, shall take place at the registered office of the Company or at such other location as the Parties may mutually agree, within three (3) Business Days following the issue of the Company Second Closing CP Satisfaction Notice and Bidder Second Closing CP Satisfaction Notice, but no later than fifteen (15) calendar days from the date of the closure of the offer period of the Public Offer.

5.4	At the Second Closing, if any, the following actions shall occur in the following sequence:
(a)	The Bidder shall deposit the Second Subscription Amount into the bank account of the Company specified in Annexure E;

(b)	The Company shall confirm receipt of the Second Subscription Amount to the Bidder; and

(c)	The Company shall convene a meeting of its Board to issue and allot the Additional Shares to the Bidder.
5.5	Following the Second Closing, the Company shall immediately take such steps as are necessary to obtain the final approval of the BSE and NSE for the listing and trading of the Additional Shares and its credit in the demat account of the Bidder. The Company shall also file all necessary forms in respect of allotment of the Additional Shares to the Bidder under the Act.

6.	COVENANTS AND UNDERTAKINGS OF THE BIDDER AND THE CONTROLLING SHAREHOLDER
6.1	The Bidder and the Company shall promptly do or cause to be done all things necessary or reasonably advisable under applicable Laws to consummate the Proposed Transaction on a timely basis, including using its best efforts to give such notices and obtain all other consents, approvals, authorizations, assignments and exemptions from any government or regulatory authority and other third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to this Agreement, and will cooperate fully with the Company in promptly seeking to obtain all consents, approvals, authorizations, assignments and exemptions that have to be obtained prior to the First Closing and Second Closing, if any.

6.2	The Bidder shall:

6.2.1	make a public announcement for the Public Offer to the public shareholders of the Company in accordance with the Takeover Regulations within four (4) Working Days from the date of receipt of the CLB Approval for preferential allotment of the Initial Shares;

6.2.2	conduct a Public Offer to acquire a minimum of 20% of the Enhanced Share Capital as required under the Takeover Regulations and a maximum of that percentage of Shares which when aggregated with the 31% acquired from the Company in the Preferential Allotment and any other Shares already Beneficially Owned by the Bidder would not exceed 70% of the enhanced Share Capital and under no circumstances exceed that percentage which could result in the ADSs being delisted from the NYSE;

6.2.3	(i) extend the Public Offer on the same terms and conditions to holders of the Shares and ADSs in India in compliance with all applicable Laws, including the Takeover Regulations and the rules and regulations of the BSE and the NSE, (ii) use its reasonable best efforts to obtain exemptive relief from the SEC with respect to the matters requested in the draft letter submitted by the Company to the SEC on April 9, 2009, and subject to such exemptive relief being obtained, extend the Public Offer on the same terms and conditions to all holders of the Shares and the ADSs in the United States in compliance with all applicable Laws including any applicable requirements of Sections 10(b), 13(e), 14(d) and 14(e) of the Exchange Act, and any applicable rules promulgated thereunder, and the rules and regulations of the NYSE, and (iii) extend the Public Offer on the same terms and conditions to all holders of the Shares and ADSs outside India and the United States, in compliance with all applicable Laws and legal requirements of all the jurisdictions in which the Public Offer is made, provided that if making the Public Offer is unlawful in any jurisdiction outside India and the United States and the Bidder has used its reasonable best efforts to comply with applicable Law of such jurisdiction to make the Public Offer in such jurisdiction, the Bidder will not be required to make the Public Offer in such jurisdiction. It being understood that, to the extent any material non-public information is provided by the Company to the Bidder, the Company may disclose such information publicly in connection with the Public Offer regardless of whether the Bidder includes such information in the letter of offer for the Public Offer;

6.2.4	use its reasonable best efforts to (a) maintain the listing of the Company’s ADSs on the NYSE, (b) maintain the registration of the Company’s Shares and ADSs pursuant to Section 12(b) or 12(g) of the Exchange Act and ensure that the Company’s Shares and ADSs will not become eligible for termination of registration under the Exchange Act, and (c) not take any action in respect of the Shares and ADSs that would result in the applicability of the “going-private transaction” rules of Section 13(e) of the Exchange Act, in each case for a period expiring not earlier than one (1) year after the closing date of the Public Offer; and

6.2.5	no later than three (3) Business Days prior to filing or such shorter period as in necessary to comply with the applicable Law (a) the draft letter of offer, or any amendment or supplement thereto, with SEBI or (b) the Bidder’s Schedule TO, or any amendment or supplement thereto, with the SEC, consult the Company and its financial advisors and counsel by furnishing draft copies of all such documents proposed to be filed, which documents will be subject to the review of the Company and its financial advisors and counsel. The Bidder shall use its commercially reasonable efforts to reflect in each such document, when so filed with the SEBI or the SEC, as applicable, such comments as the Company or its financial advisors or counsel shall reasonably propose. In order to enable Permitted Trading Activities (as defined below), the Bidder shall include in each such document a prominent statement in accordance with Rule 14e-5(12)(D) to the effect that affiliates of the financial advisors of the Company and/or affiliates of the financial advisors of the Bidder may engage in Permitted Trading Activities and, if there will be public disclosure of the Permitted Trading Activities, the manner in which information regarding the Permitted Trading Activities will be disseminated.

6.3	Notwithstanding Regulation 20(7) of the Takeover Regulations, the Bidder agrees not to acquire, and will not permit any “covered person” (as defined in Rule 14e-5 under the Exchange Act) to acquire, any Shares or ADSs in violation of Rule 14e-5 under the Exchange Act; provided, that Affiliates of the financial advisors of the Company and Affiliates of the financial advisors of the Bidder may engage in trading activities in securities of the Company, including Shares and ADSs, pursuant to Rule 14e-5(12) under the Exchange Act and in accordance with other applicable Laws (collectively, the “Permitted Trading Activities”); provided, further, that a dealer-manager and its affiliates may engage in trading activities in securities of the Company, including Shares and ADSs, if and to the extent permissible under Rule 14e-5 under the Exchange Act and other applicable Laws.

6.4	With effect from the completion of the First Closing, the Bidder shall be deemed as the new promoter of the Company for the purposes of applicable Law including the Takeover Regulations and the Listing Agreement and all the parties to this Agreement shall take such steps and actions as may be necessary to implement the same.

6.5	The Bidder acknowledges, undertakes and agrees that the Subscription Shares and the Shares acquired pursuant to the Public Offer shall be locked in for a period of three (3) years from the date of allotment / acquisition thereof in the manner provided in the SEBI DIP Guidelines, and any Shares held by the Bidder and its Affiliates prior to the Preferential Allotment will be locked in for six (6) months from the First Closing Date in accordance with Clause 13.3.1(g) of the SEBI DIP Guidelines.

6.6	The Bidder and its Controlling Shareholder hereby agree that there shall be no change in Control of the Bidder (or of any step up intermediate special purpose vehicles) for a period of three years from the First Closing Date or Second Closing Date (if any), whichever is later, except with the prior approval of the CLB.

6.7	The Bidder hereby acknowledges that the order dated January 9, 2009, as passed by the CLB may stand modified or withdrawn for non-government nominated directors, as the immunity offered under Indian Law shall be limited to the new directors appointed in the name of the CLB, by the Central Government.

6.8	On consummation of the Preferential Allotment, the Bidder as the new promoter shall cause the Company to cooperate with regulators and investigation agencies such as SEBI, SEC, NYSE, Serious Frauds Investigation Office, Central Bureau of Investigation, Registrar of Companies or CLB for smooth conduct of the ongoing investigations for mismanagement, fraud, or other charges against the previous promoters or directors of the Company and hereby undertakes to cause the Company to assist the regulators / authorities in India and elsewhere, as and when required, for tracing the assets of the Company and/ or its subsidiaries diverted by the former promoters of the Company.

6.9	As the Controlling Shareholder and its Affiliates conduct business which is similar to that of the Company, each of the Controlling Shareholder and the Bidder agree that the Controlling Shareholder and the Bidder shall, subject to applicable Law, at all times ensure that, appropriate conflict management measures to deal with conflict of interests between the business of the Company and overlapping business of Controlling Shareholder and its Affiliates that takes into account the interests of the Controlling Shareholder, its Affiliates and the Company are put in place.

6.10	The Bidder hereby undertakes that it shall not sell or dispose of any material assets or undertaking of the Company for a period of two (2) years from the date of completion of the Public Offer without the consent of the shareholders of the Company by special resolution through a postal ballot or appropriate orders received from the CLB.

6.11	The Bidder hereby undertakes that it shall not discontinue the main business of the Company or cause the Company to undertake any new business which is unrelated or not complementary to the existing business of the Company during the pendency of Company Petition 1 of 2009 without the prior approval of the shareholders of the Company by special resolution through a postal ballot.

6.12	The Bidder undertakes to retain key identified employees of the Company as listed in Annexure J for a period of twelve (12) months from the First Closing Date on the similar terms and conditions to those in effect on the First Closing unless such key identified employees or any one of them terminates their employment with the Company voluntarily and/or their employment is terminated on grounds of gross negligence, willful misconduct, moral turpitude or non adherence to the human resource policies of the Company or non compliance with applicable Law. Nothing in this Clause shall be construed to limit the Company or Bidder from changing titles, roles or reporting structure of any employee listed on Annexure J.

6.13	The Bidder hereby agrees and acknowledges that any direct change in Control of the Company post consummation of the Proposed Transaction shall require approval of the CLB until such time the Company Petition No. 1 of 2009 has not been finally disposed off.

6.14	The Bidder shall give prompt notice to the Company of: (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty of the Bidder contained herein to be untrue or inaccurate in any respect at or prior to the Closing; and (b) any failure of the Bidder to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the Bidder hereunder.

6.15	The Bidder shall provide the Company such certificates and documents as the Company may have reasonably requested in connection with the Proposed Transaction.

6.16	All of the above covenants and undertakings of the Bidder contained in Clause 6 shall mutatis mutandis apply to the Controlling Shareholder.

6A	COVENANTS AND UNDERTAKINGS OF THE COMPANY
6A.1	The Company will use reasonable best efforts to as promptly as practicable (i) cooperate and coordinate with the Bidder in the making of all required filings, approvals, exemptions or other relief (including filings with or exemptions from the SEBI, SEC or the NYSE, including a NYSE supplemental listing application to list the Initial Shares and Additional Shares, if any), (ii) supply the Bidder with any information that may be reasonably required in order to effectuate such filings, approvals, exemptions or to obtain other relief, and (iii) supply any additional information that reasonably may be required or requested by any governmental authority (including any competition or merger control authorities of any jurisdiction). The Company shall promptly inform the Bidder, of any communication from any governmental entity regarding the Proposed Transactions.

6A.2	From the date of deposit of the Total Acquisition Funds and until the First Closing or Long Stop Date, whichever is earlier, except as required to perform its obligations hereunder and to consummate the Proposed Transaction the Company shall continue to operate its business in the ordinary course and keep the Bidder promptly informed of all material developments with respect to the Company and its subsidiaries, and shall not, and shall cause each of its subsidiaries not to, without the consent of the Bidder: (a) sell or pledge any material assets or issue (except pursuant to the stock options already granted as disclosed in Annexure D) any shares, options or any other security; (b) amend the Articles, byelaws or any organizational document, (c) create or form any subsidiary, (d) purchase any material assets or enter in to any merger, amalgamation or similar transaction, (e) settle or compromise any pending or threatened material legal proceeding or claim, (f) terminate any material contract, (g) provide any pay increase or institute bonus compensation to any employee except in the ordinary course of business, (h) make or change any material Tax election (unless required by applicable Law) and (i) enter in to any agreement to commit to any of the foregoing.

6A.3	From the date of deposit of the Total Acquisition Funds and until the First Closing or Long Stop Date, whichever is earlier, the Company (i) shall afford Bidder and its authorized Representatives reasonable access during normal business hours, upon prior written notice, to the properties, books, records and personnel of the Company as the Bidder may reasonably request and (ii) except as may be required under applicable Law and the rules and regulations of the stock exchanges on which the Shares or ADSs may then be listed, shall not, and shall cause its Representatives not to, negotiate, or share non-public information, with any person other than the Bidder with respect to the Proposed Transaction or any other transaction involving an investment in the Company or the sale of the Company.

6A.4	The Company shall give prompt notice to the Bidder of: (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty of the Company contained herein to be untrue or inaccurate in any respect at or prior to the Closing; and (b) any failure of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by the Company hereunder.

6A.5	The Company shall provide the Bidder and the Controlling Shareholder such certificates and documents as the Bidder or the Controlling Shareholder may have reasonably requested in connection with the Proposed Transaction.

7.	INDEMNITY
7.1	The Bidder shall, irrevocably and unconditionally, indemnify, defend, protect and hold harmless the Company and its Representatives and Affiliates (each an “Indemnified Party”) from, against and in respect of all liabilities, losses, claims, damages, fines, Taxes, interests, costs and expenses (including reasonable attorneys’ fees and disbursements of every kind, nature and description) (hereinafter collectively referred to as “Loss”) suffered, sustained, incurred or paid by the Indemnified Party, in each case in connection with, resulting from or arising out of (whether or not involving a third party claim) any breach of any representation, warranty, undertaking, covenant or obligation of the Bidder set forth in this Agreement or in connection with the Proposed Transaction.

7.2	The aggregate maximum liability of the Bidder under Clause 7.1 shall be limited to and shall not exceed the sum of the Initial Subscription Amount and Second Subscription Amount, if any.

7.3	The Company shall observe the following procedure in order for the Bidder to effect payments to any Indemnified Party in settlement of any indemnity obligations of the Bidder under Clause 7:
(a)	Any claim of Loss (“Indemnity Claim”) by the Company shall be made by the issue of a notice (“Indemnification Notice”) in writing to the Bidder. Every Indemnification Notice shall as far as practicable quantify the amount of the Loss claimed (the “Claim Amount”), provided that if any Indemnity Claim shall arise by reason of some Loss or event which at the time that the Indemnification Notice is issued is contingent only or otherwise not capable of being quantified, the Bidder shall not be liable or under any obligation to make payment to the Indemnified Party in respect of such Indemnity Claim until such time as the contingent liability becomes an actual liability and is due and payable, as the case may be.

(b)	If the Bidder reasonably and in good faith disputes the Indemnity Claim or the Claim Amount, the Bidder shall within fourteen (14) Business Days from the date of receipt by the Bidder of the Indemnification Notice, notify the Company of the reasons in support of its dispute of the Indemnity Claim or Claim Amount (as the case may be), by a notice in writing (“Notice of Dispute”) to the Company.

(c)	In the event that the Company receives a Notice of Dispute from the Bidder in accordance with Clause 7.3(b), the Company and the Bidder shall in the first instance negotiate in good faith to resolve the dispute set forth in the Notice of Dispute, within fourteen (14) Business Days of receipt of the Notice of Dispute by the Company. If the Company and the Bidder resolve the relevant dispute, they shall agree in writing on the amount/ quantum of the relevant Loss (the “Agreed Claim Amount”). The Indemnified Party shall be entitled to receive the relevant Agreed Claim Amount from the Bidder within fourteen (14) Business Days from the day the Parties agree to the Agreed Claim Amount. If Company and Bidder are unable to resolve the dispute set forth in the Notice of Dispute through negotiation as aforesaid, the objection shall be settled in accordance with the terms of Clause 11.1 of this Agreement.
7.4	On receipt of any notice of the assertion of any claim from any third party (“Third Party Claim”) which could result in a Loss to any Indemnified Party and such Indemnified Party seeks or intends to seek indemnification from the Bidder, the following shall apply:
(a)	The relevant Indemnified Party shall within fourteen (14) Business Days of receipt of the Third Party Claim provide to the Bidder a written notice (“Third Party Claim Notice”) informing the Bidder of the Third Party Claim and the date on which the Third Party Claim was made.

The Bidder shall be entitled, by notice in writing to the Company within fourteen (14) Business Days of receipt of the Third Party Claim Notice, to participate in the defense of any Third Party Claim at its own cost and expense. The Indemnified Party shall be entitled to receive from the Bidder, the amounts payable by the Indemnified Party pursuant to the Third Party Claim, three (3) Business Days prior to the date on which such amount is payable by the Indemnified Party to the third party.

(b)	The Parties agree to cooperate with each other in connection with the defense, negotiation or settlement of any Third Party Claim.

8.	[Intentionally left blank]

9.	CONFIDENTIALITY
9.1	The Bidder shall comply with the terms and conditions set out under the non-disclosure and non-solicitation agreement dated March 24, 2009 executed by and between the Bidder and the Company. The Controlling Shareholder shall comply with the terms and conditions set out under the non-disclosure and non-solicitation agreement dated March 24, 2009 executed by and between the Controlling Shareholder and the Company.

9.2	Each of the Bidder and the Controlling Shareholder agrees that any press release, or other publicity related to this Agreement or the Proposed Transaction, requires the prior written consent of the Company.

10.	TERMINATION
10.1	This Agreement shall be effective from the date of execution and shall be valid unless terminated in accordance with the terms hereof.

10.2	The Company shall be entitled to forthwith terminate this Agreement in the event of a material breach of the terms hereof by the Bidder or the Controlling Shareholder which is not cured within a period of fifteen (15) Business Days from the date of receipt of a written notice by the Company. In the event of termination of this Agreement for material breach of this Agreement by the Bidder or the Controlling Shareholder, subject to such other remedies that the Company may have under Law or equity, the Company shall have the ability to claim specific performance or injunctive relief and the right to invoke the performance bank guarantees dated April 9, 2009 and submitted to the Company during the Bid Process as break up fees or liquidated damages for the breach as specified therein. For avoidance of doubts it is clarified that the invocation of aforesaid bank guarantees shall not limit the ability of the Company to claim for any additional amounts for breach of those obligations.

10.3	The Bidder shall be entitled to forthwith terminate this Agreement in the event of a material breach of the terms hereof by the Company which is not cured within a period of fifteen (15) Business Days from the date of receipt of written notice from the Bidder to the Company. In the event of termination of this Agreement for material breach of this Agreement by the Company, subject to such other remedies that the Bidder may have under Law or equity, the Bidder shall have the ability to claim specific performance or injunctive relief in the case of a material breach by the Company of its obligations under this Agreement.

10.4	This Agreement may be terminated by either the Company or the Bidder, if the First Closing has not occurred on or before June 30, 2009 (the “Long Stop Date” which shall include any extensions made in accordance with this Clause 10.4); provided, however, that if the Bidder seeks to terminate this Agreement pursuant to this Clause 10.4 it shall have used its best efforts to satisfy all conditions precedent to the First Closing as set forth in Clause 4 and otherwise to cause the First Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under this Clause 10.4 shall not be available to a Party in the event that the failure of the First Closing Date to occur on or before the Long Stop Date was caused by, or results from, such Party’s breach of any condition precedent, representation, warranty, covenant or agreement under this Agreement; and provided, further, that either Party at its sole discretion shall have the option (but not obligation) to extend the Long Stop Date by an additional thirty (30) calendar days by providing a written notice to the other Party on or before the Long Stop Date.
10.5	In the event of the termination of this Agreement, in accordance with Clause 10.2 to 10.4 the Proposed Transaction shall be abandoned without further action by or liability of any party; provided, however, that:
(a)	nothing herein shall relieve any Party from liability for any breach hereof prior to such termination;

(b)	the Bidder and the Company shall deliver a joint notice of termination (executed by their Authorized Representatives) to the Escrow Agent and any Initial Subscription Amount deposited by the Bidder with the Escrow Agent shall be released in accordance with the terms of the Subscription Escrow Agreement; and

(c)	the provisions of Clause 7, 9, 10, and 11 shall survive any termination of this Agreement.

11.	MISCELLANEOUS
11.1	This Agreement shall be governed by and is to be construed in accordance with the Laws of India without recourse to its conflict of laws principles and the courts at Mumbai shall have exclusive jurisdiction with respect to any dispute arising out of or in connection this Agreement.

11.2	It is understood and agreed that monetary damages would not be a sufficient remedy for breach of this Agreement and that the non-defaulting Party shall be entitled to seek specific performance and injunctive or other equitable relief as a relief for any breach of this Agreement by the defaulting Party. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at Law or equity to the non-defaulting Party.

11.3	Neither Party shall assign any of its rights, liabilities or obligations under this Agreement, without the prior written consent of the other Party.

11.4	If any provision of this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or applicable Law, such provision or part shall to that extent be deemed not to form part of this Agreement, and the legality and enforceability of the remainder of this Agreement shall not be affected.

11.5	Except as expressly provided in this Agreement, each Party shall bear its own costs in connection with the negotiation, preparation and execution of this Agreement.

11.6	Each Party shall cooperate with the other Party and execute and deliver to the other Party such instruments and documents and take such other actions as may be reasonably requested from time to time in order to carry out, evidence and confirm their rights and the intended purpose of this Agreement.

11.7	Each Party acknowledges and agrees that no failure or delay by another Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

11.8	This Agreement may only be amended, supplemented or modified by execution of an instrument in writing signed by the Parties.

11.9	Each covenant and agreement contained in this Agreement shall survive the Closing and be enforceable until such covenant or agreement has been fully performed. All representations and warranties of the Bidder (on behalf of itself and its shareholders), the Controlling Shareholder and the Company contained in this Agreement shall survive the First Closing Date for a period of one (1) year, except that any representation or warranty with respect to which an Indemnity Claim or Third Party Claim has been made for a breach thereon prior to such date shall survive until such claim is resolved.

11.10	This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

11.11	This Agreement embodies the complete agreement and understanding among the Parties with respect to the matters covered herein and shall supersede any prior understandings, agreements or representation by or among the Parties, written or oral, which may have related to such matters provided, however, nothing in this Clause 11.11 should limit, modify, supersede or otherwise alter the Bidder’s obligations pursuant to the non-disclosure and non solicitation agreement, Standstill Agreement with the Company dated March 24, 2009, 2009 or Controlling Shareholder’s obligations pursuant to the non-disclosure and non solicitation agreement, Standstill Agreement with the Company dated March 24, 2009, 2009 respectively and the Controlling Shareholder’s no-claims undertaking dated March 20, 2009, 2009, each entered into in connection with the Bid Process and as amended or clarified by the bid clarifications issued by the Company.

11.12	This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and any rule of interpretation of contracts as against any Party responsible for drafting this Agreement shall not be applicable hereto.

11.13	All notices, requests, demands or other communication required or permitted to be given under this Agreement and the provisions contained herein shall be written in English and shall be deemed to be duly sent by registered post, postage prepaid or transmitted by facsimile transmission or courier to the Parties at the address indicated below:-
(a)	In the case of notices to Satyam, to:
Attention:	G Jayaraman

Email:	—

Facsimile:	91 40 27897769

Address:	Satyam Computer Services Limited 1st Floor, Mayfair Centre S.P Road Secunderabad — 500 003

With a copy to:

Address:	Amarchand Mangaldas & Suresh A. Shroff & Co, Amarchand Towers, 216, Okhla Industrial Estate, Phase III, New Delhi — 110020 India

Attention:	Mr. Shardul S. Shroff / Mrs. Pallavi S. Shroff
(b)	In the case of notices to the Bidder, to:
Attention:	Mr. Milind Kulkarni

E mail:	kmilind@techmahindra.com

Facsimile:	+91-20-6601 8313

Address:	Sharada Centre, Erandwane, Pune 411 004.
(c)	In the case of notices to the Controlling Shareholder, to:
Attention:	Mr. Manoj Bhat

E mail:	bmanoj@techmahindra.com

Facsimile:	+91-20-6601 8313

Address:	Sharada Centre, Erandwane, Pune 411 004.
or at such other address or facsimile number as the Party to whom such notices, requests, demands or other communication are to be given shall have last notified in writing the Party giving the same in the manner provided in this clause, but no such change of address or facsimile number shall be deemed to have been given until it is actually received by the Party sought to be charged with the knowledge of its contents. Any notice, request, demand or other communication delivered to the Party to whom it is addressed as provided in this Clause shall be deemed to have been given and received on the day of its receipt at such address or, if delivered by facsimile transmission to the facsimile number as provided in this clause, be deemed to have been given upon the date of transmission with receipt of a transmittal confirmation (provided, that the confirmation of such facsimile transmission is delivered by hand or by an internationally recognized courier service to the addressee of the facsimile within five (5) Business Days of the delivery of the facsimile).

11.14	Nothing herein expressed or implied is intended, nor shall it be construed to confer upon or give to any third party any right, remedy or claim under or by reason of this Agreement or any part hereof.

11.15	The provisions of this Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns (including any successor by reason of amalgamation, scheme of arrangement, merger, de-merger, acquisition) and legal representatives.
IN WITNESS WHEREOF the Parties have caused this Share Subscription Agreement to be duly executed by their duly authorized representatives on the date and year first hereinabove written at Mumbai:

Venturbay Consultants Private Limited	Satyam Computer Services Limited
Bidder

By: /s/ Milind Kulkarni	By: /s/ Kiran Karnik
Name: Milind Kulkarni	Name: Kiran Karnik
Title: Director	Title: Director

Tech Mahindra Ltd
Controlling Shareholder

By: /s/ Manoj Bhat
Name: Manoj Bhat
Title: Authorised Signatory

ANNEXURE A
[SUBSCRIPTION ESCROW AGREEMENT]
ESCROW AGREEMENT
This Escrow Agreement is entered on this                      day of                     , 2009 (“Effective Date”), by and between:
                                        , a special purpose vehicle incorporated as a company under                                          and having its registered office located at                                                              (hereinafter referred to as the “Bidder”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its respective successors and permitted assigns) of the first part; and
                                        , an operating company incorporated under                                          and having its registered office located at                                                              (hereinafter referred to as the “Controlling Shareholder”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its respective successors and permitted assigns) as the confirming party;
Satyam Computer Services Limited, a company incorporated under the Companies Act, 1956 of India and having its registered office located at 1st Floor, Mayfair Center, S.P. Road, Secunderabad — 500003 (hereinafter referred to as “Satyam” or the “Company”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its respective successors and permitted assigns) of the second part; and
The Hongkong and Shanghai Banking Corporation Limited, a company incorporated under the Companies Ordinance of the Hong Kong Special Administrative Region (HKSAR), having its registered office at 1, Queen’s Road Central, Hong Kong and its India corporate office at 52/60 Mahatma Gandhi Road, Fort, Mumbai 400 001 and acting through its office at                                          (hereinafter referred to as the “Escrow Agent” which expression shall unless repugnant to the context or meaning thereof include its successors and permitted assigns) of the third part.
The Bidder, Satyam and the Escrow Agent shall hereinafter be known individually as “Party” and collectively as “Parties”.
WHEREAS:
(A)	The Bidder, the Company, and the Controlling Shareholder have entered into a Share Subscription Agreement dated (“Share Subscription Agreement”).
(B)	Pursuant to the Share Subscription Agreement, Satyam and the Bidder have agreed that Satyam shall issue and allot to the Bidder, and the Bidder shall subscribe and acquire equity shares of the Company having a face value of Rs. 2 (Rs. Two) each, representing approximately 31% of the Enhanced Share Capital (as hereinafter defined) of the Company (“Initial Shares”) at Rs. per Share aggregating to Rs. payable under the Share Subscription Agreement.
(C)	The Company and the Bidder have mutually agreed upon the appointment of the Escrow Agent for holding in trust the Initial Subscription Amount until the First Closing (as hereinafter defined). The Parties desire that the Escrow Agent act as an escrow agent in accordance with the terms hereof and the Escrow Agent has agreed to act as escrow agent on the terms and conditions as set forth herein. The rights and liabilities of the Escrow Agent are governed by the terms and conditions of this

Agreement and the Parties acknowledge that the Escrow Agent, not being a party to the Share Subscription Agreement, shall not be held liable or responsible for any of the terms and conditions of the Share Subscription Agreement.
NOW THEREFORE, in consideration of the premises and for such valuable consideration, the receipt and sufficiency whereof is hereby acknowledged by the Parties, it is hereby agreed by the Parties as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

In this Agreement unless defined elsewhere, the following capitalized words and expressions have the following meanings:

“Agreement” shall mean this Escrow Agreement, including all Schedules and Annexures hereto;

“Authorized Representatives” shall mean the authorized representatives of Satyam and the Bidder as set out in Schedule I;

“Bid Process” shall mean the competitive bidding process for the purpose of selecting a new promoter or investor into the Company being conducted by the Company in keeping with the order of the Company Law Board and the relaxations granted by the Securities and Exchange Board of India;

“Bidder Bank Account” shall mean the bank account of the Bidder the details of which are set out in Schedule II;

“Bidder First Closing CP Satisfaction Notice” shall mean the written satisfaction notice to be given by the Bidder to the Company and the Escrow Agent in the form provided in Annexure I upon satisfaction of each of the conditions precedent specified in the Share Subscription Agreement;

“Business Day” shall mean any day, which is not (a) a day when principal commercial banks in Mumbai, India are closed for business; or (b) a day which is notified as a holiday under the Negotiable Instruments Act, 1881 and pursuant to such notification principal commercial banks in India are closed for business (c) a Saturday or Sunday;

“Company Bank Account” shall mean the bank account of Satyam the details of which are set out in Schedule II;

“Company First Closing CP Satisfaction Notice” shall mean the written satisfaction notice to be given by the Company to the Bidder and the Escrow Agent in the form provided in Annexure II upon satisfaction or due waiver of each of the conditions precedent specified in the Share Subscription Agreement;

“Confidential Information” shall have the meaning assigned to it in Clause 9.10 hereof;

“Enhanced Share Capital” shall mean the issued, subscribed and paid-up share capital of the Company (excluding any instruments convertible into the Company’s share capital), after giving effect to the issue and allotment of the Initial Shares;

“Escrow Account” shall have the meaning assigned to it in Clause 2.4 hereof;

“Escrow Fee” shall have the meaning assigned to it in Clause 2.3 hereof;

“First Closing” shall mean the completion of the issue and allotment of the Initial Shares to the Bidder in accordance with the Share Subscription Agreement;

“Government Authority” shall mean any applicable local, municipal, state, national, foreign or other governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity in India or abroad with jurisdiction over the Parties or the transactions contemplated hereunder;

“Initial Subscription Amount” shall mean the sum of Rs. payable by the Bidder to the Company under the Share Subscription Agreement for the acquisition of the Initial Shares and shall include any interest accrued thereon in terms of this Agreement; and

“Law” shall mean all statutes, treaties, conventions, ordinances, rules, bye-laws, regulations, notifications, guidelines, policies, directions, directives and orders of any court, tribunal, government or statutory authority as may be applicable.

1.2	Interpretation

Unless the context of this Agreement otherwise requires:
(a)	A word or an expression, which denotes a natural person shall include an artificial person (and vice versa), any one gender shall include the other genders, the singular shall include the plural (and vice versa);

(b)	Any word or phrase defined in the body of this Agreement as opposed to being defined in Clause 1.1 above shall have the meaning assigned to it in such definition throughout this Agreement, unless the contrary is expressly stated or the contrary clearly appears from the context;

(c)	Headings and bold typeface in this Agreement are for convenience only and shall be ignored for the purposes of interpretation;

(d)	When any number of days is prescribed in any document, the same shall be reckoned exclusively of the first and inclusively of the last day;

(e)	The use of the word “including” followed by a specific example(s) in this Agreement, shall not be construed as limiting the meaning of the general wording preceding it;

(f)	The rule of construction, if any, that a contract should be interpreted against the parties responsible for the drafting and preparation thereof, shall not apply;

(g)	The Schedules and Annexures to this Agreement shall be deemed to be incorporated in and form an integral part of this Agreement;

(h)	“Writing” or “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(i)	Reference to the Agreement or any other agreement, deed, document, instrument, rule, regulation, notification, statute or the like shall mean a reference to the same as may have been duly amended, modified or replaced. For the avoidance of doubt, a document shall be construed as amended, modified or replaced only if such amendment, modification or replacement is executed in compliance with the provisions of such document(s);

(j)	Reference to any clause, article, section or schedule shall mean a reference to a clause, article, section or schedule of this Agreement, unless specified otherwise;

(k)	Reference to the terms “herein”, “hereto”, “hereunder” and words of similar purport refer to this Agreement as a whole; and

(l)	Reference to any Law shall mean a reference to that Law as amended, consolidated, supplemented or replaced.

2.	APPOINTMENT OF THE ESCROW AGENT AND ESTABLISHMENT OF ESCROW ACCOUNT
2.1	The Company and the Bidder hereby jointly appoint and authorise the Escrow Agent to act as escrow agent and the Escrow Agent hereby accepts the appointment with such powers as are expressly granted to the Escrow Agent by the terms of this Agreement.

2.2	The Company and the Bidder undertake to ensure the performance of the terms and conditions of this Agreement and facilitation of the duties of the Escrow Agent. The Escrow Agent undertakes that it will perform its duties hereunder dutifully and diligently using all due skill, care and trust relating to the performance of its duties hereunder.

2.3	In consideration of undertaking the obligations under this Agreement, the Escrow Agent shall be entitled to receive an amount of Rs. 1000 (One Thousand Only) as its fees (“Escrow Fee”) payable on the Effective Date. The Escrow Fee shall be payable solely by the Bidder. Delayed payment of Escrow Fee shall not entitle the Escrow Agent to terminate this Agreement.

2.4	The Escrow Agent shall open a no-lien, non-interest bearing account in the name of “Satyam-Bidder Escrow Account” (the “Escrow Account”) with its branch at , India.

2.5	The Parties acknowledge and agree that:

2.5.1	the Escrow Account shall be opened specifically for the purposes of, this Agreement and shall be governed by and operated strictly in accordance with this Agreement The Bidder and the Company agree to complete all formalities and execute all documents necessary to comply with the “Know Your Client” (“KYC”) norms of the Escrow Agent, prior to the establishment of the Escrow Account;

2.5.2	The Parties agree that the Escrow Agent shall be under no obligation to open the Escrow Account and shall have the right to terminate the Agreement if the KYC documents submitted by the Company, the Bidder or the Controlling Shareholder are not to the satisfaction of the Escrow Agent. If the Escrow Agent decides to terminate the Agreement under this Clause, the Escrow Agent shall immediately notify each of the other Parties in writing of its intention to terminate the Agreement (“Termination Notice”). The termination shall take effect fifteen (15) calendar days after the date of the Termination Notice during which time Company and the Bidder shall appoint another escrow agent on terms and conditions identical to those contained in this Agreement.

2.5.3	the Escrow Account shall be used and operated only for the purposes and the manner set out in this Agreement and for no other purposes and in no other manner;

2.5.4	no amount shall be withdrawn from the Escrow Account save an except as provided in this Agreement; and

2.5.5	the Escrow Account shall not be closed save and except as provided in this Agreement.

2.6	The list of persons authorised (jointly / severally) to submit documentation, acknowledge receipt or otherwise represent the Bidder and the Company, respectively before the other Parties hereto in connection with this Escrow Agreement and matters related thereto is provided in Schedule I.

2.7	The Parties hereby agree that, in the event that the Escrow Account is not closed in accordance with the terms of this Agreement within a period of fifteen (15) Business Days of execution of this Agreement, they shall mutually agree (notwithstanding any pending disputes amongst the Parties) to execute an amendment to this Agreement such that an appropriate fixed-deposit mechanism is instituted such that the interest accrues on the Initial Subscription Amount.

3.	DEPOSIT OF THE INITIAL SUBSCRIPTION AMOUNT
3.1	The Bidder shall deposit the Initial Subscription Amount in the Escrow Account no later than 4 (four) Business Days from being declared as the successful bidder in terms of the competitive bidding process conducted by the Company for the issue of the Initial Shares. It is hereby clarified that the term successful bidder as used herein includes any bidder who is declared to be a successful bidder by the board of directors of the Company consequent to a default of a previous successful bidder in complying with its obligation under the terms of the Bid Process.

3.2	Upon the Initial Subscription Amount being deposited in the Escrow Account, the Escrow Agent shall notify the receipt of the same to the Parties in the form attached as Annexure III.

4.	RELEASE OF THE INITIAL SUBSCRIPTION AMOUNT BY THE ESCROW AGENT
4.1	Release

4.1.1	The Company and the Bidder shall provide the Escrow Agent with a copy of the Company First Closing CP Satisfaction Notice and the Bidder First Closing CP Satisfaction Notice, respectively, duly signed by one of their respective Authorized Representatives.

4.1.2	On receipt of the Company First Closing CP Satisfaction Notice and the Bidder First Closing CP Satisfaction Notice, the Escrow Agent shall immediately (and no later than one (1) Business Day) remit all amounts lying in the Escrow Account to the Company Bank Account mentioned in Schedule II.

4.1.3	In the event that a joint written notice of termination or expiration of the Share Subscription Agreement in the form attached as Annexure IV is delivered by the Authorized Representatives of the Company and the Bidder to the Escrow Agent, immediately upon and in no event later than the date that is one (1) Business Day following receipt of such notice of termination, the Escrow Agent shall remit all amounts lying in the Escrow Account to the Bidder Bank Account mentioned in Schedule II.

4.1.4	In the event of a dispute arising out of this Agreement between the Bidder and / or Controlling Shareholder on one side and the Company on the other side, the Escrow Agent shall release all amounts lying in the Escrow Account in whole or in part to such Party and in such manner as directed in the final order of the concerned court of competent jurisdiction.

4.1.5	Any payment from the Escrow Account, pursuant to this Clause 4.1 shall be made by wire transfer free of any bank charges and deductions.

4.1.6	Upon release of the amounts lying in the Escrow Account in accordance with this Agreement, Escrow Agent shall close the Escrow Account.

4.2	Other Joint Instructions

The Escrow Agent agrees to act in accordance with any joint written instructions issued by the Company and the Bidder through their respective Authorized Representatives concerning the Initial Subscription Amount and the Escrow Account, provided such joint instructions do not require the Escrow Agent to perform any act or deed which will violate any applicable Law.

5.	TERMINATION
5.1	This Agreement shall become effective as of the Effective Date and shall remain in force and effect until the day on which all amounts lying in the Escrow Account have been released in full in accordance with this Agreement.

5.2	The provisions of Clause 5, 8 and 9 shall survive any termination or expiry of this Agreement.

6.	DUTIES, LIABILITY AND RESIGNATION OF ESCROW AGENT
6.1	Escrow Agent’s Duties and Liabilities

6.1.1	The Escrow Agent’s sole responsibility under this Agreement shall be for the safekeeping and disbursement of the Initial Subscription Amount in accordance with the terms of this Agreement and to the extent that such disbursement shall not cause the Escrow Account to become overdrawn. The Escrow Agent may rely upon any written communication, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, provided that the written communication is executed by an Authorized Representative of the concerned Party. The Bidder and the Company shall jointly and severally indemnify the Escrow Agent against any loss, liability, claim or expense (including legal fees and expenses) it may incur with its acting in accordance with any such written communication. In case of any distortion or illegibility in the written communication, the Escrow Agent may, at its sole discretion, not act as per such distorted or illegible written communication and shall intimate the issuing Party about the same within one (1) Business Day. The Escrow Agent shall not be held responsible for the delay that may arise in fulfillment of its obligations under the Agreement as a consequence of the above.

6.1.2	The Escrow Agent shall have only those duties, obligations and responsibilities expressly referred to in this Agreement and no duties, obligations or responsibilities whatsoever shall be inferred or implied against the Escrow Agent. It is understood that the Escrow Agent’s only duties and responsibilities shall be to accept funds deposited with it in accordance with this Agreement, to hold, release and transfer the Escrow Amount in accordance with this Agreement but only to the extent that such disbursement shall not cause the Escrow Account to become overdrawn. The duties of the Escrow Agent under this Agreement are purely ministerial, administrative and non-discretionary in nature. Neither the Escrow Agent nor any of its officers, employees, or agents shall, by reason of any matter or thing contained in this Agreement, be deemed to be a trustee for or have any fiduciary relationship with any of the other Parties or any other person.

6.1.3	During the term of this Agreement, the Escrow Agent shall have no obligation to invest or reinvest any of the Escrow Amount deposited or received under this Agreement.

6.1.4	The Escrow Agent shall not be precluded (and neither shall any director or employee of the Escrow Agent or any company or person in any other way associated with the Escrow Agent be precluded) from entering into or being otherwise interested in any banking, commercial, financial or business contacts or in any other transactions or arrangements whatsoever with the Company or the Bidder or any of their affiliates or associated companies.

6.1.5	The Escrow Agent shall not be bound or affected in any way by any agreement or contract between the Company and the Bidder to which the Escrow Agent is not a party and the Escrow Agent shall not be deemed to have knowledge of any provision of those documents unless the substance of such provision is explicitly set forth in this Agreement. The Escrow Agent shall not in any way be required to determine whether or not the terms and conditions of any other agreement or contract between the Company and the Bidder have been complied with by such parties. Further, the Escrow Agent shall not be affected with knowledge or notice of any fact or circumstance not specifically set forth in this Agreement.

6.1.6	The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any order, judgment, certification, demand, written notice, instruction or request furnished to it in accordance with this Agreement without being required to determine the authenticity or the correctness of any fact stated in such document.

6.1.7	Notwithstanding any provision in this Agreement to the contrary, in no event shall the Escrow Agent be liable for special, indirect, punitive or consequential loss or damage or loss of profits), whether or not foreseeable, even if the Escrow Agent is aware of or has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract, breach of trust, breach of fiduciary obligation or otherwise. This Clause shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

6.1.8	HSBC and other members of the HSBC Group are required to act in accordance with the laws and regulations operating in various jurisdictions which relate to the prevention of money laundering, terrorist financing and the provision of financial and other services to any persons or entities which may be subject to sanctions. HSBC may take, and may instruct other members of the HSBC Group to take, any action which it, in its sole and absolute discretion, considers appropriate to take in accordance with all such laws and regulations. Such action may include but is not limited to: the interception and investigation of any payment messages and other information or instructions sent to or by the Parties or on their behalf via HSBC’S systems or any other member of the HSBC Group’s systems; and making further enquiries as to whether a name which might refer to a sanctioned person or entity actually refers to that person or entity. Notwithstanding any provision of this Agreement, neither HSBC nor any member of the HSBC Group will be liable for loss (whether direct, consequential or loss of profit, data or interest) or damage suffered by any party arising out of:
(i)	any delay or failure by the Bank or any member of the HSBC Group in performing any of its duties under this Agreement or other obligations caused in whole or in part by any steps which HSBC, in its sole and absolute discretion, considers appropriate to take in accordance with all such laws and regulations; or

(ii)	the exercise of any of HSBC’s rights under this Clause.
In certain circumstances, the action which HSBC may take may prevent or cause a delay in the processing of certain information. Therefore, neither HSBC nor any member of the HSBC Group warrants that any information on HSBC’s systems relating to any payment messages and instructions which are the subject of any action taken pursuant to this Clause is accurate, current or up-to-date at the time it is accessed, whilst such action is being taken. Subject to the overriding requirements of any applicable laws and regulations, HSBC will endeavour to notify the other Parties of the existence of such circumstances as soon as is reasonably practicable.

6.1.9	Notwithstanding anything to the contrary in this Agreement, the Escrow Agent shall not in any event be liable for any failure or delay in the performance of its obligations under this Agreement if it is prevented from so performing its obligations by any existing or future Law, any existing or future act of a Governmental Authority, act of God, flood, war (whether declared or undeclared), terrorism, riot, rebellion, strike, lockout, other industrial action, aircraft collision, or failure of any money transmission system or any reason which is beyond the control of the Escrow Agent.

6.1.10	Notwithstanding anything contained in this Agreement, the Escrow Agent shall be entitled to refrain from taking actions that are determined by it as being in contravention of applicable Law.

6.2	Resignation and Removal of the Escrow Agent

6.2.1	The Escrow Agent may resign as Escrow Agent at any time with or without cause, by giving at least thirty (30) days’ prior written notice to the Company and the Bidder, such resignation to be effective thirty (30) days following the date such notice is received by the Company and the Bidder, provided that such resignation shall take effect only if (i) a successor has been appointed by the Bidder and the Company in accordance with Clause 6.2.3 of this Agreement and (ii) the Escrow Agent has transferred the Initial Subscription Amount to such successor.

6.2.2	In addition, the Company and the Bidder may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument executed by an Authorized Representative of each of the Company and the Bidder (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal.

6.2.3	In the event that any such vacancy shall occur in the position of the Escrow Agent, prior to the termination of this Agreement in accordance with Clause 5, by reason of resignation or removal of the Escrow Agent, a successor escrow agent shall be appointed by the Bidder and the Company in accordance with this Clause 6.2.3. Promptly upon (i) receipt of a notice of resignation from the Escrow Agent, or (ii) removal of the Escrow Agent, the Bidder and the Company shall jointly appoint a successor, which shall be a scheduled commercial bank, within fifteen (15) days of the notice of resignation or removal of the Escrow Agent, (“Successor”). The

Escrow Agent shall, upon notification by the Bidder and the Company of the name and other details of the Successor, do all such things that are necessary to effectively transfer the Initial Subscription Amount to the Successor. Any such Successor shall indicate its acceptance of such appointment by delivery to the Company and the Bidder a deed of adherence to this Agreement, and thereupon it shall succeed to all the rights and duties of the escrow agent hereunder.

6.2.4	In the event a Successor is not appointed by the Company and Bidder within fifteen (15) days of the notice of resignation of the Escrow Agent, the Escrow Agent shall have the right to:
(a)	appoint a scheduled commercial bank in India as the escrow agent, provided that the bank so appointed executes a deed of adherence to the terms and conditions of this Agreement; or

(b)	approach the court of jurisdiction to appoint a replacement escrow agent who will execute a deed of adherence to the terms and conditions of this Agreement.
The Bidder and the Company agree to bear the costs and expense incurred by the Escrow Agent, while performing any activity under this Clause 6.2.4.

7.	REPRESENTATIONS AND WARRANTIES:
7.1	Bidder and the Company hereby represent and warrant to the other Parties that:
(a)	The execution and delivery of this Agreement will not result in breach of the terms and conditions of any agreement to which it is a party or by which it is bound, or violate, breach, conflict with, constitute a default under any applicable Law or violate any order, judgment or decree of any court or Government Authority; and

(b)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action.
7.2	The Escrow Agent represents and warrants to the other Parties that it has the power and authority to execute this Agreement and to perform its obligations hereunder and the execution and delivery of this Agreement will not result in breach of any terms and conditions of its constitutional documents, or other obligations to which it is bound or violate, breach, conflict with, constitute a default under any applicable Law order, judgment or decree of any judicial, quasi-judicial or Government Authority

8.	GOVERNING LAW AND DISPUTE RESOLUTION
8.1	Governing Law

This Agreement shall be governed and interpreted by, and construed in accordance with the laws of India without recourse to its conflict of laws principles.

8.2	Dispute Resolution

The courts at Mumbai shall have exclusive jurisdiction with respect to any dispute arising out of or in connection this Agreement.

8A.	INDEMNITY

8A.1	Bidder and the Company (each an “Indemnifying Party” and together the “Indemnifying Parties”) shall jointly and severally keep the Escrow Agent and all of its respective officers and employees (each an “Indemnified Person”) indemnified in full at all times against all losses, liabilities, damages, penalties, costs, expenses and disbursements (the “Indemnified Loss”) which may be incurred or suffered by such Indemnified Person, as a result of or in connection with their appointment or involvement hereunder or the exercise of any of their powers or duties hereunder or any actions taken by such Indemnified Person in accordance with the terms of this Agreement, provided that this indemnity shall not apply to losses incurred or suffered by such Indemnified Person due to the willful misconduct or gross negligence of such Indemnified Person. The Parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement for a period of three (3) years.

9.	MISCELLANEOUS
9.1	Specific Performance

This Agreement shall be specifically enforceable at the instance of any Party. Notwithstanding anything to the contrary in this Agreement, the rights and remedies of the Parties shall be cumulative, and not alternative. The Parties agree that in the event of any breach or threatened breach by any Party of any covenant, obligation or other provision set forth in this Agreement, each of the Parties shall be entitled, in addition to any other remedy that may be available to it under Law, to seek (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provisions, and (ii) an injunction restraining such breach or threatened breach.

9.2	Notices

Notices, demands or other communication required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid post or courier with recorded delivery, addressed to the intended recipient at its address set forth below, or to such other address or fax number as any Party may from time to time duly notify to the others:

If to the Company:

Name	: Satyam Computer Services Limited
Address	: 1st Floor, Mayfair Center, S.P. Road, Secunderabad — 500003
Attention	: G. Jayaraman
Fax	: 91 40 27897769

With a copy to	:
Address:	Amarchand Mangaldas & Suresh A. Shroff & Co,
Amarchand Towers,
216, Okhla Industrial Estate, Phase III,
New Delhi — 110020
India
Attention: Mr. Shardul S. Shroff / Mrs. Pallavi S. Shroff
If to the Bidder:

Name	:
Address	:
Attention	:
Fax	:
If to the Escrow Agent:

Name	:	The Hongkong and Shanghai Banking Corporation Limited
Address	:	Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Ville Parle (East), Mumbai — 400057
Attention	:	Corporate Trust and Loan Agency
Fax	:	022 - 4035 7657
Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by facsimile shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours. Any Party may change any address to which Notice is to be given to it by giving notice as provided above of such change of address
9.3	Assignment

No rights or liabilities under this Agreement shall be assigned by any of the Parties hereto without the prior written consent of the other Parties.

9.4	Entire Agreement

9.4.1	As between the Escrow Agent, the Company and the Bidder, this Agreement supersedes all prior discussions and agreements (whether oral or written, including all correspondence) if any, between the Parties with respect to the subject matter of this Agreement and contains the sole and entire agreement between the Parties hereto with respect to the subject matter hereof.

9.4.2	As between the Company and the Bidder, this Agreement read with the Share Subscription Agreement supersedes all prior discussions and agreements (whether oral or written, including all correspondence) if any, between the Parties with respect to the subject matter of this Agreement, and this Agreement and the Share Subscription Agreement contains the sole and entire agreement between the Parties hereto with respect to the subject matter hereof.

9.5	Costs and Expenses

Unless otherwise provided in this Agreement, each Party shall bear its own legal, accounting, professional and advisory fees, commissions and other costs and expenses incurred by it in connection with this Agreement.

9.6	Counterparts

This Agreement may be executed in counterparts and by the Parties on separate counterparts but shall not be effective until each Party has executed at least one counterpart. Each counterpart when executed shall be deemed an original of this Agreement and all counterparts shall constitute but one and the same agreement.

9.7	Amendments

This Agreement may be amended, supplemented or modified by the mutual consent of the Parties expressed in writing.

9.8	Waiver

No waiver of any part of this Agreement or consent to any departure from it by any Party shall be effective unless it is in writing. A waiver or consent shall be effective only for the purpose for which it is given. No default or delay on the part of any Party in exercising any rights, powers or privileges operates as a waiver of any right, nor does a single or partial exercise of a right preclude any exercise of other rights, powers or privileges.

9.9	Severance

Any provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the validity, legality and enforceability of the remaining provisions hereof. Should any provision of this Agreement be or become ineffective for reasons beyond the control of the Parties, the Parties shall make reasonable endeavors to agree upon a new provision which shall as nearly as possible have the same commercial effect as the ineffective provision.

9.10	Confidentiality

9.10.1	Each Party (a) shall treat and hold as confidential all information concerning the business and affairs of the other Party, that has been made available by one Party to the other (the “Confidential Information”), (b) shall not disclose, transfer, transmit or use any of the Confidential Information except in connection with this Agreement and as authorized by the other Party, (c) shall deliver promptly to the other Party at its the request and option, all tangible embodiments (and all copies) of the Confidential Information which are in its possession or control.

9.10.2	The Bidder and the Escrow Agent agree that any press release, or other publicity related to this Agreement, requires the prior written consent of the Company.

9.10.3	The provisions of Clause 9.10.1 and 9.10.2 shall not apply to:
(a)	information that is or becomes generally available to the public other than as a result of disclosure in violation of this Agreement;

(b)	information that a Party acquires from another legitimate source or develops independently, without reliance on any confidential information; or

(c)	disclosure to the extent required under the rules of any stock exchange or by applicable Laws, applicable to a Party or subpoena, document request or legal process, provided, that the Party requiring to disclose such information shall notify the other Party of such requirement as soon as practicable and shall disclose no more information than is so required and cooperate with the other Party to obtain a protective order or similar treatment.

9.11	No Partnership

Nothing contained in this Agreement shall constitute or be deemed to constitute a partnership between the Parties, and no Party shall hold himself out as an agent for the other Party.

9.12	No Agency

Except for the Escrow Agent, acting for the purpose of and under the terms of the present Agreement, no Party shall act as an agent of the other Party or have any authority to act on behalf of any other Party.

9.13	Time is of Essence

Time shall be the essence with respect to the actions under this Agreement.

9.14	Miscellaneous

No printed or other material in any language, including prospectuses, notices, reports, and promotional material which mentions “The Hongkong and Shanghai Banking Corporation Limited” or any of its respective affiliates by name or the rights, powers, or duties of the Escrow Agent under this Escrow Agreement shall be issued by any other parties hereto, or on such party’s behalf, without the prior written consent of the Escrow Agent
IN WITNESS WHEREOF, the parties have entered into this Agreement the day and year first above written.

Signed and delivered for and on behalf of the Company	Signed and delivered for and on behalf of the Bidder

,	,

Name:	Name:
Title: Authorized Signatory	Title: Authorized Signatory

Signed and delivered for and on behalf of the Escrow Agent	Signed and delivered for and on behalf of the Controlling Shareholder

,	,

Name:	Name:
Title: Authorized Signatory	Title: Authorized Signatory

SCHEDULE I
Authorized Representatives

Company	Name	Specimen Signature
1.
2.
3.
4.
Bidder	Name	Specimen Signature
1.
2.

Escrow Agent shall be entitled to rely on the abovementioned list with respect to any Party until a new list is furnished by such Party and acknowledged by the Escrow Agent.

SCHEDULE II
Company Bank Account Details
Bidder Bank Account Details

Annexure I
Bidder First Closing CP Satisfaction Notice
[On the letterhead of the Bidder]
[Date]
To
[•]
Dear Sirs,

Sub:	Notice of satisfaction of conditions precedent set forth in Clause 4.1A of the Share Subscription Agreement dated [•] entered into between [•] and Satyam Computer Services Limited (“Agreement”)
This certificate is being issued pursuant to Clause 4.3(c) read with Clause 4.1A of the Agreement.
We certify that as of the date of this letter, the conditions specified in Clause 4.1A of the Agreement have been fulfilled to our satisfaction.
Yours sincerely,
For [Bidder]

,
Authorized Representative

Annexure II
Company First Closing CP Satisfaction Notice
[On the letterhead of the Company]
[Date]
To
[•]
Dear Sirs,

Sub:	Notice of satisfaction of conditions precedent set forth in Clause 4.1 of the Share Subscription Agreement dated [•] entered into between [Bidder] and Satyam Computer Services Limited (“Agreement”)
This certificate is being issued pursuant to Clause 4.3(c) read with Clause 4.1 of the Agreement.
We certify that as of the date of this letter, the conditions specified in Clause 4.1 of the Agreement have been fulfilled to our satisfaction except for the following conditions which are hereby waived:
(a)	[•]
Yours sincerely,
For Satyam Computer Services Limited

,
Authorized Representative

Annexure III
Form of Confirmation Notice

To:	Date [•]
[Insert Name of Company]
[Insert Bidder]
Dear Sirs,

Sub:	Receipt of Initial Subscription Amount as per the Escrow Agreement dated [•]
Capitalized terms used but not specifically defined herein shall have the meaning assigned to them in the Escrow Agreement dated [•], 2009 executed among the Parties (“Escrow Agreement”).
We hereby confirm the receipt of the Initial Subscription Amount of Rs [insert], from the Bidder in accordance with the terms and conditions of the Escrow Agreement.
Yours faithfully,

,
Authorized Representative
(Escrow Agent).

Annexure IV
Form of Joint Notice
To,

[Escrow Agent]	Date [•]
Dear Sir/ Madam,

Sub:	Release of the Initial Subscription Amount as per the Escrow Agreement dated [ ]
Capitalized terms used but not specifically defined herein shall have the meaning assigned to them in the Escrow Agreement dated [•], 2009 executed among the Parties (“Escrow Agreement”).
We hereby instruct that the Initial Subscription Amount of Rs [ ] be delivered to Bidder Bank Account in terms of the Escrow Agreement.
Yours faithfully,

Authorized Representative Satyam	Authorized Representative Bidder

ANNEXURE B
[LIST OF GOVERNMENTAL AND REGULATORY APPROVALS REQUIRED FOR THE
PREFERENTIAL ALLOTMENT]

1.	Antitrust Approvals.
(a)	Antitrust approval under the Hart-Scott-Rodino Antitrust Improvements Act, 1976.

(b)	Other applicable merger control approvals and consents under the merger control Laws of other countries and jurisdictions depending upon whether the merger control notification and other requirements of such Laws are satisfied.

2.	SEC Approvals and Exemptions.
(a)	Approvals, consents and exemptions from the US Securities and Exchange Commission and the New York Stock Exchange in connection with the Preferential Allotment, where applicable.

ANNEXURE C
[LIST OF GOVERNMENTAL AND REGULATORY APPROVALS REQUIRED FOR THE
SUBSEQUENT ALLOTMENT]

1.	Antitrust Approvals.
(a)	Antitrust approval under the Hart-Scott-Rodino Antitrust Improvements Act, 1976.

(b)	Other applicable merger control approvals and consents under the merger control Laws of other countries and jurisdictions depending upon whether the merger control notification and other requirements of such Laws are satisfied.

2.	SEC Approvals and Exemptions.
(a)	Approvals, consents and exemptions from the US Securities and Exchange Commission and the New York Stock Exchange in connection with the Subsequent Allotment, where applicable.

ANNEXURE D
[OPTIONS AND CONVERTIBLE INSTRUMENTS]

ANNEXURE E
[BANK ACCOUNT DETAILS]

ANNEXURE F
[COMPANY FIRST CLOSING CP SATISFACTION NOTICE]
[On the letterhead of the Company]
[Date]
To
[•]
Dear Sirs,
Sub:	Notice of satisfaction of conditions precedent set forth in Clause 4.1 of the Share Subscription Agreement dated [•] entered into between [Bidder] and Satyam Computer Services Limited (“Agreement”)
This certificate is being issued pursuant to Clause 4.3 (c) read with Clause 4.1 of the Agreement.
We certify that as of the date of this letter, the conditions specified in Clause 4.1 of the Agreement have been fulfilled to our satisfaction except for the following conditions which are hereby waived:
(a) [•]
Yours sincerely,
For Satyam Computer Services Limited
                                        ,
Authorized Representative

ANNEXURE G
[BIDDER FIRST CLOSING CP SATISFACTION NOTICE]
[On the letterhead of the Bidder]
[Date]
To
[•]
Dear Sirs,
Sub:	Notice of satisfaction of conditions precedent set forth in Clause 4.1A of the Share Subscription Agreement dated [•] entered into between [•] and Satyam Computer Services Limited (“Agreement”)
This certificate is being issued pursuant to Clause 4.3 (c) read with Clause 4.1A of the Agreement.
We certify that as of the date of this letter, the conditions specified in Clause 4.1A of the Agreement have been fulfilled to our satisfaction.
Yours sincerely,
For [Bidder]
                                        ,
Authorized Representative

ANNEXURE H
[COMPANY SECOND CLOSING CP SATISFACTION NOTICE]
[On the letterhead of the Company]
[Date]
To
[•]
Dear Sirs,
Sub:	Notice of satisfaction of conditions precedent set forth in Clause 4.2 of the Share Subscription Agreement dated [•] entered into between [Bidder] and Satyam Computer Services Limited (“Agreement”)
This certificate is being issued pursuant to Clause 4.3 (d) read with Clause 4.2 of the Agreement.
We certify that as of the date of this letter, the conditions specified in Clause 4.2 of the Agreement have been fulfilled to our satisfaction except for the following conditions which are hereby waived:
(a) [•]
Yours sincerely,
For Satyam Computer Services Limited
                                        ,
Authorized Representative

ANNEXURE I
[BIDDER SECOND CLOSING CP SATISFACTION NOTICE]
[On the letterhead of the Bidder]
[Date]
To
[•]
Dear Sirs,
Sub:	Notice of satisfaction of conditions precedent set forth in Clause 4.2A of the Share Subscription Agreement dated [•] entered into between [•] and Satyam Computer Services Limited (“Agreement”)
This certificate is being issued pursuant to Clause 4.3 (d) read with Clause 4.2A of the Agreement.
We certify that as of the date of this letter, the conditions specified in Clause 4.2A of the Agreement have been fulfilled to our satisfaction.
Yours sincerely,
For [Bidder]
                                        ,
Authorized Representative

ANNEXURE J
[LIST OF KEY EMPLOYEES]